US Foods Holding Corp.

9399 W. Higgins Road, Suite 500

Rosemont, IL 60018

May 23, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	US Foods Holding Corp.
Registration Statement on Form S-1
File No. 333-209442

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-209442) (the “Registration Statement”) of US Foods Holding Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 2:00 p.m., Eastern Time, on May 25, 2016, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Jenner & Block LLP, by calling Jason M. Casella at (212) 891-1646.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

US FOODS HOLDING CORP.

By:	/s/ Juliette W. Pryor
Juliette W. Pryor
Executive Vice President, General Counsel and Secretary

CC:	Pietro Satriano, US Foods Holding Corp.
Kevin T. Collins, Esq., Jenner & Block LLP
William L. Tolbert, Jr., Esq., Jenner & Block LLP
Jason M. Casella, Esq., Jenner & Block LLP
Steven J. Slutzky, Esq., Debevoise & Plimpton LLP
Joseph H. Kaufman, Esq., Simpson Thacher & Bartlett LLP